EXHIBIT 21.1

Secunda International Limited

Subsidiaries

Name	Country of Incorporation	Proportion of Ownership Interest	Proportion of Voting Power Held
3013563 Nova Scotia Limited	Canada	100%	100%
Secunda Marine International Incorporated	Canada	100%	100%
Secunda Marine Services Limited	Canada	100%	100%
Navis Shipping Incorporated	Canada	100%	100%
Secunda Atlantic Inc.	Canada	100%	100%
Secunda Marine Atlantic Limited	Canada	100%	100%
Offshore Logistics Incorporated	Canada	100%	100%
Wright Cove Holdings Limited	Canada	100%	100%
Associated Marine Limited	Canada	100%	100%
Pol-E-Mar Inc.	Canada	100%	100%
Polyfab International Inc.	Canada	100%	100%
Secunda Global Marine Incorporated	Barbados	100%	100%
JDM Shipping Inc.	Barbados	100%	100%
International Shipping Corporation Inc.	Barbados	100%	100%
I.S. Atlantic Corporation Inc.	Barbados	100%	100%
I.S. Pacific Corporation Inc.	Barbados	100%	100%
Secunda Global International Inc.	Barbados	100%	100%